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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October,2004
                         Commission File Number: 1-13368
                                      POSCO
                 (Translation of registrant's name into English)

       POSCO Center, 892 Daechi 4-dong, Kangnam-gu, Seoul, Korea, 135-777
                    (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F [  x  ]                        Form 40-F  [ ____ ]
                    ---

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

             Yes [ ____ ]                        No [  x  ]
                                                      ---

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- __________________________ .]



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POSCO is furnishing under cover of Form 6-K :

Exhibit 99.1 : An English-language translation of documents with respect to the result of FY2004 6th Board of Directors Meeting.


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Exhibit 99.1


Agenda 1: Treasury Stock Specific Money Trust Contract Term Extension

In accordance with Article 189-2 of the Securities and Exchange Act and Article 84-3 of the Enforcement Decrees to the same Act, we hereby resolve to extend the term of Treasury Stock Specific Money Trust contract.

  o  Treasury Stock Specific Money Trust Contract Term Extension

    - Purpose : To stabilize the Company's share price
    - The Amount of Contract  : 103.3 bil won(share price purchased plus retained cash)
    - Contract Date : 2004. 11. 5.
    - The Term of Contract : 2004. 11. 5. ~ 2005. 11. 4.
    - Trust Company : Hana Bank

Agenda 2 : Gwangyang LNG Terminal Expansion Plan

POSCO hereby resolve to expand Gwangyang LNG Terminal Facilities to handle additional volume of LNG.

  o  Investment Subject :  4 LNG tanks, vaporizing - send out facilities and auxiliary facilities
  o  Construction Period : February 2005 ~ December 2008
  o  Investment Amount :   KRW 280 billion (2 tanks expansion: KRW 166 billion)
  o  Conditions: Start basic design and soil improvement to meet the LNG delivery schedule for 2008. Once the quantities of KEPCO's LNG has been confirmed (anticipated by the end of 2004), the expansion scope (2 or 4 tanks) will be decided and construction will begin.

Agenda 3: Development and Support Plan for the POSCO Scholarship Foundation

  o  Donatory : POSCO Scholarship Foundation
  o  Donation Date and Amount

                                                  (Unit: in hundred million won)

      Year                 '04             '05             '06             Total
      ----                 ---             ---             ---             -----
Amount of Assistance       170             100             100              370

  o  Title for Account : Donations for non-operational costs
  o Paid date and other payment related items are placed under the responsibility of the executive in charge of management planning.
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               POSCO
                                               -----
                                               (Registrant)

Date   October 22, 2004                 By   /s/ Cho, Jae-Ku
------------------------------          ----------------------------------
                                        (Signature)*

*Print the name and title under the signature of the signing officer.

                                        Name:  Cho, Jae-Ku
                                        Title: General Manager of Finance
                                               Management Department